UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Theravance, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88338T104

(CUSIP Number of Class of Securities)

Michael W. Aguiar

Chief Executive Officer

951 Gateway Boulevard

South San Francisco, CA 94080

(650) 238-9600

(Name, address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Jay K. Hachigian

Richard C. Blake

Keith J. Scherer

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

(617) 648-9100

CALCULATION OF FILING FEE:

Transaction Value*	Amount of Filing Fee**
$75,000,000	$7,552.50

*                      This transaction value is estimated only for purposes of calculating the filing fee.  This amount is based on the offer to purchase shares of common stock, $0.01 par value, for an aggregate purchase price of up to $75,000,000.00

**     Previously paid.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1

☒    issuer tender offer subject to Rule 13e-4

☐     going-private transaction subject to Rule 13e-3

☐     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2015 (as amended, the “Schedule TO”), and relates to the offer by Theravance, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, $0.01 par value per share (the “Shares”), having an aggregate purchase price of up to $75,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $8.50 and not greater than $9.25 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the the terms and subject to the conditions set forth in its Offer to Purchase dated October 30, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”), copies of which were previously filed on Schedule TO dated October 30, 2015 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Exchange Act. All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 12.

Items 1 through 12 of the Schedule TO, to the extent they are incorporated by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

(1)         The section of the Offer to Purchase captioned “Section 9 - Certain Information Concerning the Company” is hereby amended as follows:

The list immediately below the paragraph beginning with the heading “Incorporation by Reference” is amended and restated in its entirety as follows:

•                  our Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Annual Report”);

•                  our Definitive Proxy Statement on Schedule 14A filed on March 24, 2015, as amended, but only to the extent that such information was incorporated by reference into the 2014 Annual Report;

•                  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•                  our Current Reports on Form 8-K filed on January 12, 2015, February 9, 2015, February 23, 2015, March 20, 2015, April 16, 2015, April 27, 2015, April 30, 2015, May 18, 2015, May 20, 2015, July 13, 2015, July 29, 2015, August 6, 2015, September 8, 2015, September 24, 2015, September 28, 2015, September 29, 2015, October 27, 2015 and October 28, 2015 (excluding  in each case, if applicable, Items 2.02 and 7.01); and

•                  the description of Theravance’s outstanding common stock contained in Theravance’s Registration Statement No. 000-30319 on Form 8-A filed with the SEC on September 27, 2004, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theravance, Inc.

By:	/s/ Michael W. Aguiar
Name:	Michael W. Aguiar
Title:	Chief Executive Officer

Date: November 5, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 30, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated October 28, 2015 (furnished as Exhibit 99.1 to the Company’s current report on Form 8-K dated October 28, 2015 and incorporated herein by reference).

(a)(5)(B)

Transcript of applicable portions of the Company’s Third Quarter 2015 Earnings Call dated October 28, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed on October 29, 2015 (File No. 005-80415)).

(a)(5)(C)	Press Release dated October 30, 2015.*

(b)	Not applicable.

(d)(1)

Indenture dated as of January 24, 2013 by and between Theravance, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).

(d)(2)

Form of 2.125% Convertible Subordinated Note due 2023 (filed with Exhibit (d)(1) as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).

(d)(3)	Long-Term Stock Option Plan (filed as Exhibit 10.2 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).

(d)(4)

2004 Equity Incentive Plan, as amended by the board of directors February 10, 2010 and approved by stockholders April 27, 2010 and forms of equity award (filed as Exhibit 10.3 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).

(d)(5)	Employee Stock Purchase Plan, as amended April 27, 2010 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 and incorporated herein by reference).

(d)(6)	Form of Indemnification Agreement for directors and officers of the registrant (filed as Exhibit 10.11 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).

(d)(7)

Form of Notice of Grant and Stock Option Agreement under 2004 Equity Incentive Plan (filed as Exhibit 10.30 to the Company’s annual report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

(d)(8)

Form of Notice of Restricted Stock Award and Restricted Stock Agreement under 2004 Equity Incentive Plan (form in effect through 2010) (filed as Exhibit 10.31 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference).

(d)(9)	Description of Cash Bonus Program, as amended (filed as Exhibit 10.22 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).

(d)(10)

Amended and Restated 2008 New Employee Equity Incentive Plan and forms of equity award (filed as Exhibit 10.24 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).

(d)(11)

2009 Change in Control Severance Plan adopted December 16, 2009 (filed as Exhibit 10.48 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).

(d)(12)

2012 Equity Incentive Plan, as approved by the board of directors February 8, 2012 and approved by stockholders May 16, 2012 and forms of equity award (filed as Exhibit 10.38 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference).

(d)(13)

Equity Award Amendments for Employees VP Level or above remaining at Theravance, Inc. (filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(14)

Policy for Non-Employee Director Stock Options (effective June 2, 2014) (filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(15)	Offer Letter with Ted Witek dated May 2, 2014 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(16)	Offer Letter with George Abercrombie dated May 30, 2014 (filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(17)

Offer Letter with Michael W. Aguiar dated August 5, 2014 (filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).

(d)(18)

Offer Letter with Eric d’Esparbes dated September 8, 2014 (filed as Exhibit 10.63 to the Company’s annual report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference).

(d)(19)	First Amendment to the 2009 Severance Plan dated July 24, 2015 (filed as Exhibit 10.2 to the Company’s current report on Form 8-K dated July 29, 2015 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*       Previously filed on Schedule TO dated October 30, 2015.